June 25, 2014

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Mr. Mark Wojciechowski
Ms. Kimberly Calder
Mr. Paul Monsour
Mr. John Hodgin

Re:	Par Petroleum Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed June 11, 2014
File No. 333-195662

Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014, as amended on April 29 and May 30, 2014
File No. 0-16203

Dear Ladies and Gentlemen:

This letter is in response to your letter dated June 20, 2014, to Par Petroleum Corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) and Annual Report on Form 10-K for the Year Ended December 31, 2013 (the “Form 10-K”). For your convenience, the response is preceded by the Staff’s comment. We are also sending to the Staff a proposed draft of the amended Form 10-K (the “Proposed Form 10-K/A”) and a copy of the Proposed Form 10-K/A marked to show changes from Amendment No. 1 to the Form 10-K filed with the Commission on April 29, 2014.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Executive Compensation, page 4

U.S. Securities and Exchange Commission

June 25, 2014

1.	We refer you to prior comment 9 from our letter to you dated May 30, 2014 regarding Messrs. Young and Bullock and their employment with Conway McKenzie Management Services, LLC. Please provide the disclosure required by Item 402(m) with respect to the compensation of Messrs. Young and Bullock. In this regard, Item 402(m)(1) states that all compensation shall be reported, “including transactions between the smaller reporting company and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director.” In addition, we disagree with your conclusion that this is a contract that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries. It appears that this is a management contract or arrangement in which an executive officer of the registrant participates, as contemplated by Item 601(b)(10)(iii)(A). Please file as exhibits all such agreements with Conway McKenzie.

Response. In response to the Staff’s comment, the Company will amend the Form 10-K as shown on pages 4 and 5 of the enclosed Proposed Form 10-K/A to include disclosure of the amounts paid to Conway McKenzie for the services provided by Messrs. Young and Bullock and will file the Company’s agreement with Conway McKenzie as an exhibit to the Form 10-K, as indicated in the enclosed Proposed Form 10-K/A.

2.	We note your response to prior comment 10. Please amend your filing to include this information.

Response. In response to the Staff’s comments, the Company will amend the footnotes to the summary compensation table in the Form 10-K as shown on page 5 of the enclosed Proposed Form 10-K/A to explain the differences in salary paid to Messrs. Monteleone, Coxon and Tarzwell in 2013.

3.	We note your response to prior comment 11 and we reissue such comment. It appears that the “employment offer letters” are management contracts or arrangements in which an executive officer of the registrant participates, as contemplated by Item 601(b)(10)(iii)(A). Please file these as exhibits. Please also file the separate agreements entered into by each executive in connection with the grant of restricted company common stock under the 2012 Long Term Incentive Plan.

Response. In response to the Staff’s comments, the Company will file the employment offer letters and award notices of restricted stock as exhibits to the Form 10-K, as indicated in the enclosed Proposed Form 10-K/A.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

June 25, 2014

Please call the undersigned at (832) 850-2551 with any additional comments or questions you may have.

Very truly yours,

/s/ Brice Tarzwell
Brice Tarzwell
Senior Vice President, Chief Legal Officer and Secretary